UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6
Mutiara Damansara, 47800 Petaling Jaya
Selangor Darul Ehsan, Malaysia(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Unsecured Convertible Note Offering

Securities Purchase Agreement

On January 16, 2026, Black Titan Corporation (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior, unsecured convertible notes for up to an aggregate principal amount of $200,000,000 (the “Notes”). The Notes are convertible into ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”).

The Securities Purchase Agreement contains customary representations, warranties and covenants. It also grants the Buyer the right to participate in certain future securities offerings of the Company until the later of (i) the funding in full or termination, as applicable, of each Additional Closing (as defined below) pursuant to the terms of this Agreement and (ii) the three (3) year anniversary of the Initial Closing (as defined below).

The Company intends to use the net proceeds received from the sale of the Notes for general corporate purposes, including, but not limited to the Company’s publicly announced plan to seek long-term strategic crypto initiatives with potential strategic investments in digital currencies, including the utilization of a digital currency holding strategy to invest in and capitalize on cryptocurrency opportunities.

Unsecured Convertible Note

On January 16, 2026 (the “Initial Closing “), the Company issued and sold to the Buyer a Note in the original principal amount of $1,515,000 (the “Initial Note”) at a purchase price of $1,350,000 representing an original issuance discount of ten percent (10%) to the principal of the Initial Note. Pursuant to the Securities Purchase Agreement, subject to certain conditions, the Company has the option to issue and sell to the Buyer additional notes (the “Additional Notes”) at one or more additional closings (each, an “Additional Closing”), with the aggregate original principal amount for all Additional Notes not to exceed $198,485,000 at an aggregate maximum additional purchase price of $178,636,500. The obligation of the Buyer to purchase Additional Notes is subject to compliance with certain covenants and conditions by the Company contained in the Securities Purchase Agreement. Unless agreed by the Buyer, the aggregate principal amount of the Additional Notes to be issued at any Additional Closing shall not be less than $1,500,000. Unless the Buyer agrees, an Additional Closing cannot take place within thirty (30) trading days of a prior closing. The Buyer’s obligation to purchase Additional Notes will terminate on January 16, 2029.

Unless earlier converted, the Initial Note will mature on January 16, 2028 (the “Maturity Date”).

The Note will accrue interest at a rate of 10% per annum, subject to adjustment pursuant to the terms of the Note (the “Interest Rate”). Interest is payable on the first Trading Day (as defined in the Note) of each calendar month (each, an “Interest Date”), with the first Interest Date being February 2, 2026. The Company has the option, provided certain conditions are met, to pay interest in cash, a combination of cash and ordinary shares, or, with the Buyer’s prior consent, to add the amount of such interest to the outstanding principal of a Note. In an Event of Default (as defined in the Note), the Interest Rate shall automatically increase to the sum of (x) the applicable Interest Rate in effect for such determination and (y) eight percent (8%) per annum (the “Default Rate”).

The Notes may not be converted to the extent that such conversion or exercise would cause the Buyer to become the beneficial owner of more than 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”).

The Buyer will have the right to convert all or a portion of the Note at any time after the date of issuance and prior to the Maturity Date. The number of ordinary shares issuable upon conversion of the Note (the “Conversion Shares”) shall be determined by dividing the sum of (x) 110% of the sum of (A) the portion of the principal of the Note to be converted, redeemed or otherwise with respect to which the determination is being made, (B) accrued and unpaid Interest, (C) accrued and unpaid Late Charges (as defined in the Note), if any, and Interest, and (D) any other unpaid amounts pursuant to the Transaction Documents, if any (collectively, the “Conversion Amount”) by (y) $[], subject to adjustment as provided in the Note (the “Conversion Price”). There Conversion Price is subject to adjustment pursuant to the terms of the Note.

Subject to the terms of the Note, the Buyer also has the option to convert (each, an “Alternate Conversion”) all or any part of the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, the “Alternate Conversion Amount”) into Ordinary Shares at a conversion rate equal to the quotient of (i) the Conversion Amount, divided by (ii) the Alternate Conversion Price. “Alternate Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lower of (i) the applicable Conversion Price as in effect on the applicable date of conversion (the “Conversion Date”) of the applicable Alternate Conversion and (ii) the greater of (x) the Floor Price (as defined in the Note) then in effect and (y) 90% of the lowest VWAP (as defined in the Note) of the Ordinary Shares during the ten (10) consecutive Trading Days period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (such period, the “Alternate Conversion Measuring Period”), subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Ordinary Shares during such Alternate Conversion Measuring Period. If an Event of Default has occurred and is continuing under a Note, the Buyer has the option to convert the Alternate Conversion Amount into Ordinary Shares at a conversion rate equal to the quotient of (x) the Redemption Premium of the Conversion Amount, divided by (y) the Alternate Conversion Price.

The Note contains customary affirmative and negative covenants and prohibits the Company from entering into specified fundamental transactions. The Note also contains standard and customary events of default.

At any time after the earlier of the Buyer’s receipt of a notice of an Event of Default and the Buyer becoming aware of an Event of Default, the Buyer may alternatively elect to convert all or any party of the amounts outstanding under the Buyer’s Note.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, the Company and the Buyer also entered into a registration rights agreement, dated January 16, 2026 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement the Company agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreements) and to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register the resale of the Registrable Securities. The Company agreed to file the Registration Statement within thirty (30) days following the date of the Initial Closing, and to have the Registration Statement declared effective by the SEC as soon as practicable after such filing (but in no event later than the earlier of (i) the 90th calendar date after the Initial Closing Date or Additional Closing Date, as applicable, and (2) the third (3rd) Business Day (as defined in the Registration Rights Agreement) after the date the Company is notified by the SEC that such Registration Statement will not be reviewed or will not be subject to further review, and unless such delay is due to the Staff’s position, as described in the Registration Rights Agreement.

Leak Out Agreements

On January 16, 2026, the Company entered into substantially identical Leak-Out Agreements with each of the Buyer and ARC Group Limited (“ARC”), the placement agent in the transaction (each a “Leak-Out Agreement”, and collectively the “Leak-Out Agreements”). The Leak-Out Agreements remain in effect for so long as any Notes remain outstanding (the “Leak Out Period”). Pursuant to the Leak-Out Agreements, the Buyer and ARC agreed to not sell on any trading day Ordinary Shares underlying the Notes (the “Restricted Securities”) in an aggregate amount representing more than 5% of the daily composite cumulative trading volume of Ordinary Shares as reported by Bloomberg, L.P (the “Leak-Out Percentage”). During Extended Trading Hours (as defined in the Leak-Out Agreements) on any Trading Day (as defined in the Securities Purchase Agreement), if the Ordinary Share price exceeds 120% of the closing price for such trading day, the Leak-Out Percentage shall be 10% unless the Ordinary Share price is below $1.00, in which case the Leak-Out Percentage will remain at 5%.

The foregoing summaries of the terms and conditions of the Securities Purchase Agreement, the Note, the Registration Rights Agreement and the Leak Out Agreements do not purport to be complete and are qualified in their entirety to the forms of Securities Purchase Agreement, Note, Registration Rights Agreement and Leak Out Agreement attached hereto as Exhibit 10.1, Exhibit 4.1, Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference.

Unregistered sale of securities

None of the securities sold pursuant to the Securities Purchase Agreement have been registered under the Securities Act of 1933, as amended (the “Securities Act’), and none may be offered or sold absent registration under the Securities Act or an exemption from such registration requirements. The offering was conducted in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D, as promulgated under the Securities Act.

On January 16, 2026, the Company issued a press release relating to the transactions discussed in this Report and it is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Exhibits

4.1	Form of Senior Unsecured Convertible Note
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Leak Out Agreement
99.1	Press Release dated January 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Chay Weei Jye
Name:	Chay Weei Jye
Title:	Co-Chief Executive Officer

Dated: January 20, 2026